UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check one):☒  Form  10-K  ☐  Form 20-F  ☐  Form 11-K  ☐  Form 10-Q  ☐  Form 10-D  ☐  Form N-SAR
☐	Form N-CSR
For Period Ended: December 31, 2010
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DJSP ENTERPRISES, INC.
Full Name of Registrant

Former Name if Applicable

900 South Pine Island Road, Suite 400
Address of Principal Executive Office (Street and Number)

Plantation, Florida 33324
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, DJSP Enterprises, Inc. (the “Company”) has experienced a significant decline in its business.  Due to its now limited financial and personnel resources, management of the Company has not been able to complete the preparation of all of the financial and business information necessary to complete the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, including the Company’s financial statements and notes thereto required to be included in the Annual Report.  As a result of this delay, the Company is unable to file its Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense.

PART IV  — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeanne M. Moloney	(248)	203-0775
Name	Area Code	Telephone Number

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒       No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?    Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on available information, the Company anticipates that revenue for the year ended December 31, 2010 will be lower and net income will be significantly lower (and possibly negative)  than those of the corresponding period last year, due to significant developments impacting the Company’s business and the Company’s primary client during the last two quarters of 2010.  These developments were previously reported on Forms 6-K and 8-K from the period October 15, 2010 through the present and are incorporated herein by reference.  At this time, and for the reasons stated in Part III, above, the Company is unable to make a reasonable estimate of the results of operations for the current year.

DJSP ENTERPRISES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2011	By	/s/ Stephen J. Bernstein
Stephen J. Bernstein, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.